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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30616

SONG NETWORKS HOLDING AB

(Exact name of registrant as specified in its charter)

GUSTAV III:S BOULEVARD 18, SE-16927 SOLNA, SWEDEN, +46-8-5631000

(Address, including zip code, and telephone number, including area code, of registrant's principle executive offices)

Ordinary shares par value SEK 0.05 SEK per share, and American Depository shares each representing one ordinary share

(Title of class of securities covered by this form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please put an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) □ Rule 12h-3(b)(1)(i) □

Rule 12g-4(a)(1)(ii) □ Rule 12h-3(b)(1)(ii) □

Rule 12g-4(a)(2)(i) X Rule 12h-3(b)(2)(i) X

Rule 12g-4(a)(2)(ii) □ Rule 12h-3(b)(2)(ii) □

Rule 15d-6 □

Approximate number of holders of record as of the certification or notice date: 100 persons

Persuant to the requirements of the Securities Exchange Act of 1934 (Name of the registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 26th of June 2003 By: /s/ Thomas Franzén

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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SEC 2069 (01-02)